Filed Pursuant to Rule 424
Registration No. 333-222070

ECOFIN TAX-ADVANTAGED SOCIAL IMPACT FUND, INC.

Supplement No. 2 dated April 2, 2021

to the Prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”)

dated January 28, 2021

Effective as of the close of business on April 2, 2021, Jeremy Goff resigned as Chief Development Officer of Ecofin Advisors, LLC and concurrently resigned from his position as President of Ecofin Tax-Advantaged Social Impact Fund, Inc. (the “Fund”) and from his position on the Social Impact Investment Committee to pursue other opportunities. All references to Jeremy Goff in the Fund’s Prospectus and SAI are hereby removed. On March 26, 2021, the Board of Directors of the Fund appointed Kate Moore as President of the Fund, effective as of the close of business on April 2, 2021. In addition, Jerry Polacek will replace Jeremy Goff on the Social Impact Investment Committee, effective as of the close of business on April 2, 2021. Accordingly, the Prospectus and SAI for the Fund are amended as indicated below.

The second and third paragraphs under “Social Impact Investment Committee” in the Fund’s Prospectus and SAI are replaced with the following:

The SIIC will also be responsible for reviewing and monitoring the investment activities and determining allocations (pursuant to the Adviser’s and the Sub-Adviser’s allocation policy) of all social impact securities. The members of the SIIC have the following years of experience: Brent Newcomb–15 years, Jerry Polacek–20 years, David Sifford–21 years, Gary P. Henson–29 years and P. Bradley Adams–35 years.

In addition, the Social Impact Credit Committee, a related committee of the SIIC, reviews, evaluates, approves and monitors directly originated social impact investments. The Social Impact Credit Committee is composed of David Sifford, Ed Russell, Vince Cubbage, Stephen Pang and Vesta Marks.

The following is added under “Set forth below is information regarding the SIIC team of professionals primarily responsible for overseeing the day-to-day operations of the Fund” in the Fund’s Prospectus:

Jerry Polacek, Managing Director and Group Lead – Private Clean Energy and Infrastructure

Mr. Polacek co-founded the firm’s Clean Energy and Infrastructure business in September 2016 and serves as the managing director and group lead. He previously co-founded Energy & Infrastructure Capital LLC (EIC) in 2014 where he served as chief executive officer and chief investment officer until August 2016. Prior to forming EIC, Mr. Polacek was a managing director at GE Capital, Energy Financial Services (GE EFS) and held various leadership roles focused on private equity and credit investment in the global energy infrastructure sector. Mr. Polacek co-founded the GE EFS renewable energy group as head of portfolio management and also managed its energy technology venture capital portfolio. Mr. Polacek also worked at Morgan Stanley in its venture capital investment division as a controller and Ernst & Young as a senior auditor. Mr. Polacek graduated magna cum laude from Adelphi University with a Bachelor of Business Administration in accounting and holds a Master of Business Administration in finance and entrepreneurship with honors from Columbia University. He is a CFA® charterholder.

The Officers table in the section entitled “Management of the Fund – Directors and Officers” in the Fund’s SAI is replaced with the following:

Name and Age	Position(s) Held With The Fund and Length of Time Served	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Public Company Directorships Held by Director
Executive Officers(3)
P. Bradley Adams (Born 1960)	Chief Executive Officer, Principal Financial Officer and Treasurer since February 2018.	Managing Director of TortoiseEcofin since January 2013; Director of Financial Operations of the Adviser from 2005 to January 2013.	N/A	N/A

Kate Moore (Born 1987)	President since April 2021.	Managing Director and Chief Development Officer of TortoiseEcofin since March 29, 2021; Director – Head of Product Development from July 2020 to March 29, 2021; Director – Strategic Investment Group from July 2019 to July 2020; Vice President – Strategic Investment Group from June 2018 to July 2019; previously served in various roles at Tradebot Systems, Inc. from July 2009 to June 2018, including most recently as Senior Equity Trader and Director at Tradebot Ventures.	N/A	N/A

Shobana Gopal (Born 1962)	Vice President since February 2018.	Director, Tax of the Adviser since January 2013; Tax Analyst of the Adviser from September 2006 through December 2012.	N/A	N/A

Name and Age	Position(s) Held With The Fund and Length of Time Served	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Public Company Directorships Held by Director

Diane Bono (Born 1958)	Chief Compliance Officer and Secretary since February 2018.	Managing Director of TortoiseEcofin since January 2018; Chief Compliance Officer of the Adviser since June 2006; Chief Compliance Officer of each of four Tortoise closed-end funds since its inception, and of one Tortoise closed-end fund since June 2006.	N/A	N/A

The tables in the section entitled “Social Impact Investment Committee” in the Fund’s SAI are replaced with the following:

The following table provides information about the number of and total assets in other accounts managed on a day-to-day basis by each member of the SIIC as of September 30, 2020, unless otherwise noted.

Name of Manager	Number of Accounts	Total Assets of Accounts	Number of Accounts Paying a Performance Fee	Total Assets of Accounts Paying a Performance Fee
Brent Newcomb
Registered Investment Companies	1	$34,951,952	0	$0
Other Pooled Investment Vehicles	4	$205,445,714	0	$0
Other Accounts	2	$24,442,321	0	$0
Gary P. Henson
Registered Investment Companies	1	$34,951,952	0	$0
Other Pooled Investment Vehicles	4	$205,445,714	0	$0
Other Accounts	2	$24,442,321	0	$0
David Sifford
Registered Investment Companies	1	$34,951,952	0	$0
Other Pooled Investment Vehicles	4	$205,445,714	0	$0
Other Accounts	2	$24,442,321	0	$0
P. Bradley Adams
Registered Investment Companies	1	$34,951,952	0	$0
Other Pooled Investment Vehicles	4	$205,445,714	0	$0
Other Accounts	2	$24,442,321	0	$0
Jerry Polacek*
Registered Investment Companies	1	$46,781,313	0	$0
Other Pooled Investment Vehicles	1	$122,635,641	0	$0
Other Accounts	2	$16,547,027	1	$9,547,027

*	Information provided as of February 28, 2021.

The members of the SIIC do not receive any direct compensation from the Fund or any other of the managed accounts reflected in the table above. TortoiseEcofin’s compensation strategy is to offer competitive earnings for like positions in the investment adviser industry. Each of Messrs. Newcomb, Henson, Sifford, Adams and Polacek receives a base salary for the services he provides and is also eligible for an annual cash bonus. The annual cash bonus is discretionary and based on the services they provide to the organization (individual performance) and the financial performance (pre-tax earnings) of TortoiseEcofin, which is based in part on the value of assets held in the Fund’s portfolio. Each of Messrs. Newcomb, Henson, Sifford, Adams and Polacek owns an equity interest in TortoiseEcofin Investments, which indirectly wholly owns the Adviser, and each thus benefits from increases in the net income of the Adviser.

The following table shows the dollar range of equity securities owned by the members of the SIIC in the Fund as of September 30, 2020, unless otherwise noted.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)
Brent Newcomb	None
Gary P. Henson	$100,001–$500,000
David Sifford	None
P. Bradley Adams	$50,001–$100,000
Jerry Polacek(2)	None

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.
(2)	Information provided as of March 31, 2021.

Please retain this supplement for future reference.

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